THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT AND PROSPECTIVE PURCHASERS ARE REFERRED TO THE RELATED FINAL PROSPECTUS SUPPLEMENT FOR DEFINITIVE INFORMATION ON ANY MATTER CONTAINED HEREIN. NEITHER THIS PRELIMINARY PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                                                Filed pursuant to Rule 425(b)(3)
                                                      Registration No. 333-44696

                   Subject To Completion, dated June 13, 2001

PROSPECTUS SUPPLEMENT
(to Prospectus Dated August 28, 2000)

                                3,000,000 SHARES
[GULFMARK OFFSHORE, INC. LOGO]

                            GULFMARK OFFSHORE, INC.

                                  COMMON STOCK

--------------------------------------------------------------------------------

We are offering 3,000,000 shares of common stock. Our common stock is listed for trading on the Nasdaq National Market under the symbol "GMRK." The last reported sale price of our common stock on the Nasdaq National Market on June 12, 2001, was $35.25 per share.

  INVESTING IN THE SHARES INVOLVES RISKS.   "RISK FACTORS" BEGIN ON PAGE S-6.

                                                             PER SHARE       TOTAL
                                                             ---------      --------
Public Offering Price......................................     $           $
Underwriting Discount......................................     $           $
Proceeds to GulfMark.......................................     $           $

The underwriters may, under certain circumstances, purchase up to an additional 450,000 shares of common stock from us at the price to the public less the underwriting discount.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE ATTACHED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, will deliver the shares on or
about June   , 2001.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
      UBS WARBURG
           A.G. EDWARDS & SONS, INC.
                 STIFEL, NICOLAUS & COMPANY, INCORPORATED

JUNE    , 2001.

                                  [PHOTOS/MAP]

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT
        ---------------------
Summary..............................   S-1
The Company..........................   S-1
Recent Developments..................   S-1
The Offering.........................   S-5
Risk Factors.........................   S-6
Use of Proceeds......................   S-8
Capitalization.......................   S-9
Unaudited Pro Forma Condensed
  Consolidated Statements of
  Income.............................  S-10
Selected Consolidated Financial
  Operating Data.....................  S-13
Market for Our Common Stock..........  S-14
Price Range of Common Stock and
  Dividends..........................  S-14
Business.............................  S-15
Underwriting.........................  S-21
Legal Matters........................  S-23
Experts..............................  S-23
Forward-looking Statements...........  S-24
Glossary.............................  S-24

             PROSPECTUS
             ----------
About This Prospectus................     2
Where You Can Find More
  Information........................     3
The Company..........................     4
Forward-Looking Statements...........     4
Risk Factors.........................     4
Use of Proceeds......................     9
Ratio of Earnings to Fixed Charges...     9
Description of Common Stock..........     9
Description of Preferred Stock.......    11
Description of Debt Securities.......    12
Description of Warrants..............    19
Plan of Distribution.................    21
Legal Matters........................    22
Experts..............................    22

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     This summary highlights some basic information from this prospectus supplement. It likely does not contain all of the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying prospectus and the other documents incorporated by reference to understand fully the terms of the common stock, as well as other considerations that are important to you. Unless the context requires otherwise, references in this prospectus and the accompanying prospectus to "we," "us" and "our" refer to GulfMark Offshore, Inc. and its subsidiaries. Unless otherwise indicated, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option with respect to the common stock offering.

                                  THE COMPANY

     We provide offshore marine services primarily to companies involved in offshore exploration and production of oil and natural gas. Our vessels transport drilling materials, supplies and personnel to offshore facilities, as well as move and position drilling structures. The majority of our operations are conducted in the North Sea, with the balance in offshore Southeast Asia, Brazil and West Africa. Our principal offices are located at 4400 Post Oak Parkway, Suite 1170, Houston, TX 77027.

     Our goal is to enhance our position as a premier supplier of offshore marine services in international markets. Our strategy is to profitably increase revenues and enhance shareholder value by:

     - developing and maintaining a large, diversified and technologically sophisticated fleet;

     - focusing on attractive international markets; and

     - managing our risk profile through a balance of long-term and short-term charters.

We believe this strategy, coupled with an emphasis on providing dependable, high quality services, will produce higher vessel utilization rates, relatively stable growth rates and returns on investments that are superior to those of our competitors.

     The size, diversity and technologically advanced nature of our fleet enables us to provide offshore exploration and production operators with a broad range of offshore marine services in several key markets. Our fleet has grown in size and capability from an original 11 vessels acquired in late 1990 to our present level of 49 vessels (pro forma for our pending acquisition of Sea Truck Holding AS) through strategic acquisitions and construction of technologically advanced vessels. Thirty-six vessels in our fleet are owned, four vessels are bareboat chartered and nine are managed by us. We believe our fleet is among the youngest in the industry with a current average age of 12 years. See
"Business -- Our Fleet".

                              RECENT DEVELOPMENTS

RESULTS FOR FIRST QUARTER OF 2001

     We reported earnings per share of $0.31 for the quarter ended March 31, 2001, versus a loss per share of $0.26 for the comparable quarter in 2000. The dramatic improvement reflects the continued recovery in each of our markets that began in mid-2000. Average day rates and vessel utilization were up 21.3% and 25.6%, respectively, compared to the same quarter in 2000.

     Our first quarter results were below our results for the quarter ended December 31, 2000, which was a direct result of six dry dockings in the first quarter of 2001 and 66 fewer calendar days available for vessel operations. Day rates in all operating regions during the first quarter of 2001 remained relatively flat when compared to those experienced during the fourth quarter of 2000. We scheduled the dry dockings during the first quarter of 2001 when activity levels and day rates are seasonably lower in order to complete the work prior to the anticipated increase in activity and day rates normally beginning in the second quarter. After the first quarter, seven more dry dockings were scheduled for the remainder of 2001, four of which have been completed to date. We should, therefore, have maximum availability of our vessels during the next two quarters, which are the peak operating periods in all of our markets.

SEA TRUCK HOLDING AS ACQUISITION

     On May 30, 2001, we announced an agreement to acquire all the shares of Sea Truck, a privately held Norwegian company which owns five platform supply vessels (PSVs), four of which operate in the North Sea, for a total purchase price of $61.8 million. Under the terms of the agreement, we will pay approximately $38.6 million in cash for all of the outstanding capital stock of Sea Truck and we will assume Sea Truck's debt, which was approximately $23.2 million on April 30, 2001. The cash portion of the acquisition has been funded into escrow from available cash and from borrowings of $18.4 million under our existing $75.0 million revolving line of credit. The closing of the acquisition is subject to the termination of a prescribed notice period associated with a corporate reorganization of Sea Truck that occurred prior to the acquisition. We expect the acquisition to close on or about June 19, 2001.

     The following information identifies the vessels to be acquired in the Sea Truck transaction:

         VESSEL           DESIGN   YEAR BUILT               CHARTER TERM
         ------           ------   ----------               ------------
Stream Truck............  UT 745      1998            To August 2001 + Options
Stout Truck.............  UT 755      1998         To April 2002 + 1 Option Year
Safe Truck..............  UT 755      1996         To April 2002 + 1 Option Year
Sound Truck.............  UT 705      1983                To January 2006
Zacharias...............  UT 705      1979          To April 2003 with Purchase
                                                    Obligation of the Charterer

     In addition, Sea Truck has entered into new-build contracts for two UT 755s; however, we are not obligated to construct these two additional vessels. Their planned construction will be evaluated later this year in connection with our nine-vessel new-build program described below.

     Our existing Norwegian based fleet, four vessels currently operated by Sea Truck, will be combined with the fleet currently owned by Sea Truck and will be managed from Sea Truck's existing offices in Sandnes, Norway. Based upon our prior business experience with Sea Truck, we believe that the complementary strengths of the two fleets will enhance the future opportunities for our Norwegian operations.

     We estimate that the earnings before interest, taxes, depreciation and amortization, or EBITDA, related to the Sea Truck acquisition will be approximately $9.4 million on an annual basis. Our estimate is based on current contracts and actual operating costs and excludes the Zacharias, which is treated as an installment sale and which will generate interest income under GAAP. EBITDA is not necessarily a measure of our ability to fund cash needs and is included because we believe that certain investors find it to be a useful tool for measuring our performance. See "Unaudited Pro Forma Condensed Consolidated Statements of Income" for the pro forma impact of the Sea Truck acquisition on the results of operations for the year ended December 31, 2000, and the three month period ended March 31, 2001.

NEW VESSEL CONSTRUCTION PROGRAM

     In response to the improving worldwide market conditions, during the second half of 2000 we committed to the construction of nine North Sea class vessels with a Norwegian shipbuilder. This shipyard previously constructed several of our other new-builds including UT 755 design PSVs. We initiated the new-build program because of the increased demand for deepwater and ultra-deepwater capable vessels and the shortage of newer, technologically advanced vessels. The program includes six PSVs and three anchor-handling, towing, and supply (AHTS) vessels. All of the vessels are designed to be multi-functional in that they will be capable of supporting underwater remotely-operated vehicle (ROV) operations as well as traditional offshore support operations and are being built to Rolls Royce/ Ulstein specifications. One PSV is due to be delivered in the first part of the third quarter 2001 and four vessels are scheduled for delivery in each of 2002 and 2003. In addition, four of the vessels we operate are subject to bareboat charters that will terminate over the next three years. We expect that the delivery dates for at least one new-build vessel will precede each date of termination of a bareboat charter. The total contracted cost of the program is approximately $185 million. In order to manage the new-build program through its completion, we have mobilized a team of experienced marine construction supervisors. We expect to fund the new-build vessels from a combination of cash on hand, future free cash flow from operations, availability under our existing credit facility and net proceeds from this offering.

     The table below outlines the cost and expected delivery schedules of the program and estimates the annual EBITDA for the new-build vessels based upon (1) day rates for vessels with approximately the same specifications and (2) our actual or estimated operating expenses for similar vessels. EBITDA detailed below is not necessarily indicative of the results that will be generated from these vessels because these vessels are expected to be delivered at various times between the third quarter of 2001 and the fourth quarter of 2003, and day rates, operating expenses and utilization may differ at those times. See "Risk Factors."

                                                                     ESTIMATED       ESTIMATED                      ESTIMATED
                                                BRAKE     DEAD       DELIVERY      CONSTRUCTION                       ANNUAL
                              VESSEL            HORSE    WEIGHT      DATE PER          COST         ESTIMATED         EBITDA
           VESSEL              TYPE    LENGTH   POWER    TONNAGE     CONTRACT      (MILLIONS)(A)   UTILIZATION   (MILLIONS)(B)(C)
           ------             ------   ------   ------   -------   -------------   -------------   -----------   ----------------
UT 755L (Highland
 Fortress)..................   PSV      236'     5,450    3,700     3rd Qtr 2001      $ 14.0           95%            $ 3.4(d)
UT 745 (Highland
 Navigator).................   PSV      275'     9,600    4,320     1st Qtr 2002        18.8           95%              3.0
UT 745......................   PSV      275'     9,600    4,320     1st Qtr 2002        19.7           95%              3.0
UT 755......................   PSV      221'     5,450    3,115     3rd Qtr 2002        12.5           95%              2.7
UT 722L.....................  AHTS      260'    16,320    2,000     4th Qtr 2002        30.2           80%              5.8
UT 755L.....................   PSV      236'     5,450    3,700     1st Qtr 2003        15.0           95%              2.7
UT 755......................   PSV      221'     5,450    3,115     2nd Qtr 2003        13.0           95%              2.7
UT 722L.....................  AHTS      260'    16,320    2,000     3rd Qtr 2003        31.0           80%              5.8
UT 722L.....................  AHTS      260'    16,320    2,000     4th Qtr 2003        31.0           80%              5.8
                                                                                      ------                          -----
                                                                           TOTAL      $185.2                          $34.9

---------------

Legend:
     PSV:   Platform supply vessel
     AHTS: Anchor handling, towing and supply vessel.

(a) The cost of any vessel could change with the addition or deletion of equipment or an alteration in the design of the vessel.

(b) Based on the average of term day rates for the past twelve months published by ODS-Petrodata Group in The OMEGA Report: North Sea Supply Vessels (May
    2001), except AHTS vessel day rates. AHTS vessel day rates reflect the average of the twelve spot day rates published monthly by ODS-Petrodata because spot day rates are more representative of the AHTS vessel market. We believe that ODS-Petrodata is a recognized industry source for information relating to vessel day rates. These rates are averages of historical rates and are meant only to provide an estimate of expected income from the vessels. We cannot assure you that we will be able to obtain or maintain charters at these rates.

(c) EBITDA represents operating income plus depreciation and amortization. EBITDA is not necessarily a measure of our ability to fund cash needs. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, EBITDA is included herein to provide additional information with respect to our ability to fund our future debt service, capital expenditures and working capital requirements. EBITDA is included herein because we believe that certain investors find it to be a useful tool for measuring our performance.

(d) This vessel reflects its initial contract day rate which is above the average ODS-Petrodata day rate reflected for the other UT755L

TONNAGE TAX

     On May 29, 2001, Gulf Offshore N.S. Ltd., our U.K. subsidiary, received notification from U.K. Inland Revenue that it was deemed to be a qualifying company and could proceed to elect to be taxed under the tonnage tax rules. This election will be effective from January 1, 2001, through December 31,

2010. The tonnage tax rules in the U.K. allow companies to pay their taxes on qualifying shipping activities in a fixed amount based upon the net tonnage of the ships, rather than as a statutory percentage of pre-tax profits. This qualification was determined after the submission of documentation, certification of our mariner training program and approval by the U.K. Inland Revenue Tonnage Tax office. We are entitled to include all owned or chartered certified vessels conducting qualifying activities in the tonnage tax. Our operations in Norway are similarly taxed under a Norwegian tax regime. We believe that with the qualification and election under the U.K. tonnage tax rules, we will have a blended effective corporate tax rate on a company-wide basis of approximately 12.5% for the year 2001.

     The following represents the pro forma effect of the tonnage tax changes applicable to our Consolidated Statements of Income for the quarter ended March 31, 2001, and the year ended December 31, 2000 if it had been in effect for those periods. Our effective tax rate will be impacted by many factors including the blend of operations between markets with different tax rates. Our effective tax rate for the quarter ended March 31, 2001, is higher than the effective rate for the year ending December 31, 2000, due to a higher contribution from our operations in markets with higher tax rates, specifically the Southeast Asia market.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          THREE MONTHS ENDED MARCH 31, 2001
                                                         -----------------------------------
                                                         ACTUAL    ADJUSTMENTS    PRO FORMA
                                                         -------   ------------   ----------
Income before tax......................................  $3,574       $  --        $ 3,574
Income tax provision...................................    (989)        540           (449)
                                                         ------       -----        -------
Net income.............................................  $2,585       $ 540        $ 3,125
                                                         ======       =====        =======
  Per diluted share....................................  $ 0.31       $0.06        $  0.37
                                                         ======       =====        =======
Effective tax rate.....................................   27.7%                      12.6%
                                                         ======                    =======

                                                          YEAR ENDED DECEMBER 31, 2000
                                                        ---------------------------------
                                                        ACTUAL    ADJUSTMENTS   PRO FORMA
                                                        -------   -----------   ---------
Income before tax.....................................  $10,963     $   --       $10,963
Income tax provision..................................   (3,056)     2,010        (1,046)
                                                        -------     ------       -------
Net income............................................  $ 7,907     $2,010       $ 9,917
                                                        =======     ======       =======
  Per diluted share...................................  $  0.95     $ 0.24       $  1.19
                                                        =======     ======       =======
Effective tax rate....................................    27.9%                     9.5%
                                                        =======                  =======

     Because our qualification and election under U.K. tonnage tax rules, in combination with our tax rate under the Norwegian tax regime, is deemed a change in our estimated future tax liability, the cumulative effect of the change will result in a one-time reversal of $16.4 million of deferred taxes and a corresponding increase in our net income in the quarter ended June 30, 2001, which is not reflected in the above pro forma results.

                                  THE OFFERING

Common stock offered.......  3,000,000 shares(a)

Common stock outstanding
after the offering.........  11,199,137 shares(a)

Use of proceeds............  We estimate that we will receive net proceeds from
                             the common stock offering of $          , after
                             deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming a share price of $35.25, the last reported sale price on the Nasdaq National Market on June 12, 2001. We plan to use the net proceeds of the offering for:

                             - repayment of amounts borrowed under our credit
                               facility; and

                             - general corporate purposes, which may include
                               funding of our new vessel construction program, the repayment of Sea Truck's debt to be assumed by us and the acquisition of other vessels.

                            Net proceeds will be invested in short-term investments until they are used.

Nasdaq National Market
symbol.....................  GMRK
---------------

(a) Does not include shares that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock offered will be 3,450,000 shares and the total number of outstanding shares of our common stock will be 11,649,137. We had 8,199,137 shares of common stock outstanding on June 1, 2001.

                                    RISK FACTORS

     Any investment in our securities involves significant risks. You should carefully consider the risk factors described below before deciding whether to invest in our securities. The risks and uncertainties described below are not the only ones we face. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus supplement or the accompanying prospectus, before you decide to invest in our securities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

THE VESSELS UNDER CONSTRUCTION MAY NOT BE COMPLETED ON SCHEDULE AND THERE MAY BE COST OVERRUNS.

     Risk of delay and cost overruns are inherent in any large construction project and result from numerous factors, including the following:

     - shortages of equipment, materials or skilled labor;

     - unscheduled delays in the delivery of ordered materials and equipment;

     - unanticipated cost increases;

     - design problems; and

     - shipyard failures.

     While we have encountered no significant problems in the past with the shipyards that are constructing the vessels, we can make no guarantee that the vessels will be completed as promised or that there will be no cost overruns.

AN INCREASE IN SUPPLY OF OFFSHORE MARINE VESSELS WOULD LIKELY HAVE A NEGATIVE EFFECT ON THE CHARTER RATES FOR OUR VESSELS, WHICH COULD REDUCE OUR EARNINGS.

     Excess vessel capacity in the industry can result primarily from the construction of new vessels and the mobilization of vessels between market areas. During the last few years there has been a significant increase in construction of vessels of the type operated by us, for use both in the Gulf of Mexico and the North Sea. The addition of new capacity to the worldwide offshore marine fleet has increased competition in those markets where we operate. Further, we are committed to the construction of nine new vessels under our new-build program. Delivery of these vessels is scheduled to begin in the third quarter of 2001 and will continue through the end of 2003. If demand for our vessels decreases, we can not cancel the construction or delivery of these new vessels. This new capacity, coupled with a decrease in demand or a prolonged period of low oil and gas prices in the future, would likely have a material adverse effect on our financial condition and results of operations.

WE MAY BE UNABLE TO COMPLY WITH NEW INTERNATIONAL MARITIME ORGANIZATION REGULATIONS THAT RELATE TO THE CERTIFICATION OF OUR CREWS AND VESSELS BY THE TIME THEY ARE EFFECTIVE.

     On or before February 2002, certain crew and vessel certifications will be required by regulations of the International Maritime Organization, and we cannot assure you that we can satisfy the regulations on a timely basis. If we fail to satisfy the requirements of the new regulations on a timely basis, we could be prevented or encumbered from operating our vessels in many markets.

OPERATIONS OF THIRD PARTIES MAY AFFECT OUR OPERATIONS.

     Our operations may be affected by the operations of third parties, especially those with whom we contract. Third parties may be subject to operating hazards and risks, including:

     - adverse sea and weather conditions;

     - mechanical failures;

     - navigation errors;

     - collisions;

     - oil and hazardous substance spills, containment and clean-up;

     - labor shortages or strikes; and

     - damage to and loss of drilling rigs and production facilities.

     These risks may impact the operations of third parties, and the actions of these third parties may, in turn, impact our own operations. While we do maintain insurance which we believe to be adequate to cover the operating hazards and risks of our own operations, we do not have insurance to cover the impact of third party operations upon our own operations. We believe that our contracts provide adequate protection in the event of breach of contract or contractual delay or interference.

WE ARE SUBJECT TO MARINE-RELATED RISKS.

     The operation of offshore support vessels is subject to various risks, including catastrophic marine disaster, adverse weather and sea conditions, capsizing, grounding, mechanical failure, collision, oil and hazardous substance spills and navigation errors. These risks could endanger the safety of our personnel, vessels, cargo, equipment under tow and other property, as well as the environment. If any of these events were to occur, we could be held liable for resulting damages. In addition, the affected vessels could be removed from service and would not be available to generate revenues.

                                USE OF PROCEEDS

     We expect the net proceeds from the sale of the common stock to be
approximately $     million, after deducting underwriters' discounts and
commissions and estimated offering expenses payable by us, assuming a share price of $35.25, the last reported sale price on June 12, 2001, on the Nasdaq National Market. We plan to use the net proceeds for:

     - repayment of amounts borrowed under our credit facility; and

     - general corporate purposes, which may include funding of the our new vessel construction program, the repayment of Sea Truck's debt to be assumed by us and the acquisition of other vessels. See "Recent Developments -- New Vessel Construction Program" and "Recent Developments -- Sea Truck Holding AS Acquisition".

     At June 11, 2001, we had $24.2 million outstanding under our credit facility at an effective interest rate of 7.7%. Amounts borrowed under the credit facility were used to place $18.4 million in escrow to fund, in part, the Sea Truck acquisition upon closing and to make a payment of interest on our 8 3/4% Senior Notes. At April 30, 2001, the effective interest rate on Sea Truck's debt to be assumed by us was 7.045%.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 2001:

     - our actual capitalization;

     - our pro forma capitalization which gives effect to:

          -- the June 2001 acquisition of Sea Truck, including borrowings under our credit facility in connection with the acquisition; and

          -- the implementation of the changes in reporting for the tonnage tax;
             and

     - our pro forma as adjusted capitalization, which reflects the pro forma adjustments described above, and the receipt and application as described under "Use of Proceeds" of the estimated net proceeds to us from this offering, assuming a price of $35.25, the last reported sale price of our stock on June 12, 2001.

                                                                     AS OF MARCH 31, 2001
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                  (UNAUDITED, IN THOUSANDS)
                                                              ----------------------------------
Cash and cash equivalents...................................  $ 34,322   $ 16,640     $ 98,073
                                                              --------   --------     --------
Debt:
  Credit facility...........................................  $     --   $ 18,530     $     --
  Other borrowings..........................................       428        428          428
  8 3/4% Senior Notes due 2008..............................   129,691    129,691      129,691
  Existing Sea Truck borrowings.............................        --     23,043       23,043
                                                              --------   --------     --------
          Total debt........................................  $130,119   $171,692     $153,162
Stockholders' equity:
  Preferred stock, no par value; 2,000,000 authorized;
     no shares issued.......................................  $     --   $     --     $     --
  Common stock, $0.01 par value; 15,000,000 shares
     authorized, 8,198,537 actual and pro forma and
     11,198,537 (as adjusted) shares issued and
     outstanding............................................        82         82          112
  Additional paid in capital................................    63,097     63,097      163,030
  Retained earnings.........................................    59,413     75,839       75,839
  Cumulative translation adjustment.........................   (30,135)   (30,135)     (30,135)
                                                              --------   --------     --------
          Total stockholders' equity........................    92,457    108,883      208,846
                                                              --------   --------     --------
          Total capitalization..............................  $222,576   $280,575     $362,008
                                                              ========   ========     ========

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              STATEMENTS OF INCOME

     The following tables set forth our unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2001, and the year ended December 31, 2000. The March 31, 2001, information is based upon our historical unaudited consolidated statements of income for the three months ended March 31, 2001, and the historical unaudited consolidated statement of income of Sea Truck for the three months ended March 31, 2001, incorporated by reference in this prospectus supplement. The December 31, 2000, information is based upon our audited consolidated statement of income for the year ended December 31, 2000, and the audited consolidated statement of income of Sea Truck for the year ended December 31, 2000, incorporated by reference in this prospectus supplement. The statements and the related notes should be read in conjunction with the "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus supplement as well as our consolidated financial statements including notes thereto as filed with the SEC.

     The unaudited pro forma consolidated income statement for the year ended December 31, 2000, and for the quarter ended March 31, 2001, give effect to:

     - the June 2001 acquisition of Sea Truck including estimated purchase accounting adjustments, as if it had occurred on the first day of each period;

     - the implementation of the changes in reporting for taxation as if the Tonnage Tax were effective on the first day of each period; and

     - the receipt and application as described under "Use of Proceeds" of the estimated net proceeds to us from this offering assuming a price of $35.25, the last reported sale price of our stock on June 12, 2001.

     The unaudited pro forma consolidated financial information does not purport to represent what our results of operations actually would have been had these events occurred on the dates indicated, nor are they intended to project our results of operations for any future period or date.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             THREE MONTHS ENDED MARCH 31, 2001
                                                   -----------------------------------------------------
                                                    GULFMARK      SEA TRUCK      PRO FORMA
                                                   HISTORICAL   HISTORICAL(A)   ADJUSTMENTS    PRO FORMA
                                                   ----------   -------------   -----------    ---------
INCOME STATEMENT DATA:
Revenues.........................................   $20,992     5,5$61.....       $   (51)(b)   $26,502
Direct operating expenses........................    10,167          2,626            (51)(b)    12,560
                                                                                     (182)(c)

General and administrative expenses..............     1,554            394             --         1,948
Depreciation and amortization....................     3,155            530            172(d)      3,895
                                                                                       38(e)
                                                    -------        -------        -------       -------
Operating income.................................     6,116          2,011            (28)        8,099
Interest (expense), net..........................    (2,391)          (410)            --(f)     (2,801)
Other income (expense), net......................      (151)            --             --          (151)
Income tax provision.............................      (989)          (128)           541(g)       (733)
                                                                                     (157)(h)
                                                    -------        -------        -------       -------
Income from continuing operations................   $ 2,585        $ 1,473        $   356       $ 4,414
                                                    =======        =======        =======       =======
  Per diluted share..............................   $  0.31                                     $  0.39
                                                    =======                                     =======
  Weighted average diluted shares................     8,440                         3,000        11,440
                                                    =======                       =======       =======
OTHER DATA:
EBITDA (i).......................................   $ 9,271        $ 2,541        $   182       $11,994

---------------

(a) This information was derived from the audited historical results and has been translated at an exchange rate of Norwegian Krone = US$0.1250 for the quarter.

(b) Elimination of fees charged by GulfMark to Sea Truck and from Sea Truck to GulfMark for management of vessels.

(c) Decrease in operating expense based on conforming Sea Truck's accounting policy of accruing for future drydockings to GulfMark's policy of amortizing past drydockings.

(d) Increase in depreciation and amortization due to depreciation on a stepped up basis for the vessels over remaining useful lives.

(e) Increase in depreciation and amortization due to amortization of goodwill with an estimated life of 40 years.

(f) Assumes net proceeds were used to repay outstanding borrowings under our credit facility which were drawn subsequent to the above period. No adjustment for investing net proceeds of the offering is reflected which would have been an estimated $773,000 before tax.

(g) Income tax effects of tonnage tax on operating results.

(h) Tax effect of other pro forma entries.

(i) EBITDA represents operating income plus depreciation and amortization. EBITDA is not necessarily a measure of our ability to fund cash needs. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, EBITDA is included herein to provide additional information with respect to our ability to fund our future debt service, capital expenditures and working capital requirements. EBITDA is included herein because we believe that certain investors find it to be a useful tool for measuring our performance.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              YEAR ENDED DECEMBER 31, 2000
                                                  -----------------------------------------------------
                                                   GULFMARK      SEA TRUCK      PRO FORMA
                                                  HISTORICAL   HISTORICAL(A)   ADJUSTMENTS    PRO FORMA
                                                  ----------   -------------   -----------    ---------
INCOME STATEMENT DATA:
  Revenues......................................   $ 77,702       $18,439        $ (115)(b)    $96,026
  Direct operating expenses.....................     40,721        10,540          (115)(b)     50,324
                                                                                   (822)(c)
  General and administrative expenses...........      6,328         1,470            --          7,798
  Depreciation and amortization.................     12,613         2,237           550(d)      15,648
                                                                                    248(e)
                                                   --------       -------        ------        -------
  Operating income..............................     18,040         4,192            24         22,256
  Interest (expense), net.......................    (10,731)       (2,652)           --(f)     (13,383)
  Other income (expense), net...................      3,654                                      3,654
  Income tax provision..........................     (3,056)          113         2,010(g)      (1,813)
                                                                                   (880)(h)
                                                   --------       -------        ------        -------
  Income from continuing operations.............   $  7,907       $ 1,653        $1,154        $10,714
                                                   ========       =======        ======        =======
     Per diluted share..........................   $   0.95                                    $  0.95
                                                   ========                                    =======
     Weighted average diluted shares............      8,326                       3,000         11,326
                                                   ========                      ======        =======
OTHER DATA:
  EBITDA (i)....................................   $ 30,653       $ 6,429        $  822        $37,904

---------------

(a) This information was derived from the audited historical results and has been translated at an exchange rate of Norwegian Krone = US$0.1250 for the year.

(b) Elimination of fees charged by GulfMark to Sea Truck and from Sea Truck to GulfMark for management of vessels.

(c) Decrease in operating expense based on conforming Sea Truck's accounting policy of accruing for future drydockings to GulfMark's policy of amortizing past drydockings.

(d) Increase in depreciation and amortization due to depreciation on a stepped up basis for the vessels over remaining useful lives.

(e) Increase in depreciation and amortization due to amortization of goodwill with an estimated life of 40 years.

(f) Assumes net proceeds were used to repay outstanding borrowings under our credit facility which were drawn subsequent to the above period. No adjustment for investing net proceeds of the offering is reflected which would have been an estimated $3,122,000 before tax.

(g) Income tax effects of tonnage tax on operating results.

(h) Tax effect of other pro forma entries.

(i) EBITDA represents operating income plus depreciation and amortization. EBITDA is not necessarily a measure of our ability to fund cash needs. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, EBITDA is included herein to provide additional information with respect to our ability to fund our future debt service, capital expenditures and working capital requirements. EBITDA is included herein because we believe that certain investors find it to be a useful tool for measuring our performance.

                 SELECTED CONSOLIDATED FINANCIAL OPERATING DATA

     Our historical financial data included in the table below as of and for each of the years ended December 31, 1996, 1997, 1998, and 1999 are derived from our consolidated financial statements audited by Arthur Andersen LLP, independent accountants. The historical financial data included in the table below as of and for the year ended December 31, 2000, are derived from our consolidated financial statements audited by Ernst & Young LLP while the historical financial data as of and for the three months ended March 31, 2000 and 2001 are derived from our unaudited financial statements. In the opinion of management, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the three months ended March 31, 2001, are not necessarily indicative of the results to be achieved for the full year.

     The data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus supplement and the attached prospectus.

                                                    THREE MONTHS
                                                   ENDED MARCH 31,                YEAR ENDED DECEMBER 31,
                                                  -----------------   -----------------------------------------------
                                                   2001      2000      2000      1999      1998      1997      1996
                                                  -------   -------   -------   -------   -------   -------   -------
                                                              ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenues........................................  $20,992   $14,413.. $77,702   $72,258   $86,194   $46,019   $34,749
Direct operating expenses.......................    8,592   7,971..    34,060    34,127    30,881    18,231    16,178
Bareboat charter expense........................    1,575   1,756..     6,661     7,089     3,221        --        --
General and administrative expenses.............    1,554   1,607..     6,328     6,087     5,718     5,364     4,523
Depreciation and amortization...................    3,155   3,093..    12,613    12,420    11,345     6,711     5,013
                                                  -------   -------   -------   -------   -------   -------   -------
Operating income (loss).........................    6,116       (14)   18,040    12,535    35,029    15,713     9,035
Gain on sale of assets..........................       --        --     3,651        --     2,930        --        --
Interest expense, net...........................   (2,391)   (2,814)  (10,731)   (9,501)   (8,208)   (3,819)   (3,467)
Loss from unconsolidated venture................      (61)     (359)     (214)     (865)       --        --        --
Other income (expense), net.....................      (90)  69.....       217        --      (146)      (73)      (86)
Income tax (provision) benefit..................     (989)  966....    (3,056)     (308)   (8,816)   (3,626)   (1,839)
                                                  -------   -------   -------   -------   -------   -------   -------
Income (loss) from continuing operations........  $ 2,585   $(2,152)  $ 7,907   $ 1,861   $20,789   $ 8,195   $ 3,643
Earnings (loss) per share from continuing
  operations (diluted)(a).......................  $  0.31   $ (0.26)  $  0.95   $  0.22   $  2.52   $  1.11   $  0.54
Weighted average common shares (diluted)(a).....    8,440   8,140..     8,326     8,271     8,255     7,413     6,782
OTHER DATA:
EBITDA(b).......................................  $ 9,271   $3,079..  $30,653   $24,955   $46,374   $22,424   $14,048
Total vessels in fleet(c).......................       46        47        47        51        38        30        28
Average number of owned or chartered
  vessels(d)....................................     33.0   34.0...      33.6      31.8      28.7      23.0      18.3

---------------
(a) Earnings per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding.

(b) EBITDA represents operating income plus depreciation and amortization. EBITDA is not necessarily a measure of our ability to fund cash needs. While EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, EBITDA is included herein to provide additional information with respect to our ability to fund our future debt service, capital expenditures and working capital requirements. EBITDA is included herein because we believe that certain investors find it to be a useful tool for measuring our performance.

(c) Includes managed vessels in addition to those that are owned and chartered. Since March 31, 2001, our fleet has increased by three vessels to 49 total vessels, as set forth under the caption "Business -- Our Fleet," due to: (1) the net addition of four vessels to be acquired from Sea Truck (a fifth vessel to be acquired is already managed by us), (2) our purchase of the Highland Patriot (ex Stirling Fyne) in April 2001 and (3) the expiration of management contracts relating to two vessels. See "Business -- Our Fleet" for further information concerning our fleet.

(d) Includes owned and chartered vessels only. Adjusted for additions and dispositions occurring during each period. See "Business -- Our Fleet" for further information concerning our fleet.

                          MARKET FOR OUR COMMON STOCK

     On June 12, 2001, the last reported sales price of our common stock on the Nasdaq National Market was $35.25 per share. Our common stock is traded on the Nasdaq National Market under the symbol "GMRK."

     As of June 1, 2001, and before the issuance of shares pursuant to this prospectus supplement, we had 8,199,137 shares of common stock outstanding.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The table below provides information regarding our common stock for 1999, 2000 and 2001 (through June 12, 2001). Prices shown are from the Nasdaq National Market Stock Price History and reflect sales price of day quotes.

                                                        PRICE RANGE
                                                      ---------------
                                                       HIGH     LOW
                                                      ------   ------
1999
  First Quarter.....................................  $19.88   $11.56
  Second Quarter....................................   19.00    12.00
  Third Quarter.....................................   22.38    16.00
  Fourth Quarter....................................   18.38    10.50
2000
  First Quarter.....................................  $22.50   $11.50
  Second Quarter....................................   26.25    16.75
  Third Quarter.....................................   31.75    18.50
  Fourth Quarter....................................   31.00    21.00
2001
  First Quarter.....................................  $35.00   $23.75
  Second Quarter....................................   39.99    29.12

     We have not paid cash dividends on our common stock at any time during the periods reflected in the above table. Our credit facility prohibits us from paying dividends.

                                    BUSINESS

     We provide services supporting the construction, positioning and ongoing operation of offshore oil and natural gas drilling rigs and platforms. These services are generally referred to as offshore marine services. The offshore marine services industry employs various types of vessels, referred to broadly as offshore support vessels that are used to transport materials, supplies, equipment and personnel. Oil companies that are engaged in the offshore exploration and production of oil and natural gas and related services employ providers of offshore marine services. Services provided by companies in this industry are performed in numerous locations worldwide. The Gulf of Mexico, the North Sea, offshore Southeast Asia, offshore West Africa and offshore Brazil are each major markets that employ a significant number of vessels. Vessel usage is also significant in other international areas, including India, Australia, the Persian Gulf and the Mediterranean Sea. The industry is relatively fragmented, with more than 20 major participants and numerous small regional competitors. Historically, few of these competitors have participated in all five of these major markets. As of June 1, 2001 (pro forma per our pending acquisition of Sea Truck), our fleet included 49 offshore supply vessels in four of the five major markets: 30 in the North Sea, 12 in Southeast Asia, four in Brazil and three in West Africa.

     During 2000, we committed to the construction of a total of nine new vessels at a total cost of approximately $185 million. Delivery of these vessels is scheduled to begin in the third quarter of 2001 and will continue through the end of 2003. We expect to enter charters for these vessels as their delivery dates approach. Additionally, in April 2001, we purchased the Stirling Fyne (renamed the Highland Patriot) for approximately $6.9 million and have secured a term charter for this vessel at favorable day rates.

     Our business is directly impacted by the level of activity in worldwide offshore oil and natural gas exploration, development and production, which, in turn, is impacted by trends in oil and natural gas prices. Oil and natural gas prices are affected by a host of geopolitical and economic forces, including the fundamental principles of supply and demand. Each of the major geographic offshore oil and gas production regions has unique characteristics that influence the economics of exploration and production and consequently the market for vessels in support of these activities. While there is some vessel interchangeability between geographic regions, barriers such as mobilization costs and vessel suitability restrict migration of vessels between regions. This is most notably the case in the North Sea, where vessel design requirements dictated by the harsh operating environment restrict migration of vessels into that market and, to a lesser degree, high operating costs restrict migration out of the market. The effect of these restrictions on vessel migration is to segment various regions into separate markets.

     Contract or charter durations vary from single-day to multi-year in length, based upon many different factors that vary by market. Historically, term charters in the offshore marine services industry have generally extended from six months to one year in length. Additionally, there have been "evergreen" charters (also known as "life of field" or "forever" charters), and at the other end of the spectrum, there have been "spot" charters and "short duration" charters, which can vary from a single voyage to charters of less than six months. Longer duration charters are more common where equipment is not as readily available or specific equipment is required. In the North Sea, multi-year charters have been more common, and we believe that term charters constitute the majority of the market. Term charters in Southeast Asia are currently somewhat less common than in the North Sea and generally are two years or shorter in length. In the developing Brazil and West Africa markets, term charters are relatively common due to the harsh operating conditions, the scarcity of quality equipment and the distance to larger markets. In addition, charters for vessels in support of floating production, storage and offloading
(FPSO) vessels are typically "life of field" or "full production horizon." Because of frequent renewals, the stated duration of charters may have little correlation with the length of time the vessel is actually contracted to a particular customer.

     Bareboat charters are contracts for vessels, generally for a term in excess of one year, whereby the owner transfers all market exposure for the vessel to the charterer in exchange for an arranged fee. The charterer has the right to market the vessel without direction from the owner. In addition to bareboat charter fees paid to the owner, the charterer is responsible for providing crew and all operating costs for the vessel. No depreciation expense is borne by the charterer. Bareboat chartered vessels, in comparison to identical owned vessels with the same day rate, generate (1) the same revenue but less operating income, since bareboat charter expense is generally higher than depreciation expense and (2) less operating cash flow, since bareboat charter expense is a cash cost. We believe that the utilization of bareboat charters allows us to increase market presence without increasing the cost of capital.

     Managed vessels add to the market presence of the manager. Management fees are typically based on a per diem rate and are not subject to fluctuations in the charter hire rates. Depending on the level of service provided by the manager, fees for services range from $5,000 to $10,000 per month per vessel.

THE NORTH SEA MARKET

     We define the North Sea market as offshore Norway, Denmark, the Netherlands, Germany, Great Britain and Ireland, the Norwegian Sea and the area West of Shetlands. Historically, this has been the most demanding of all exploration frontiers due to harsh weather, erratic sea conditions, significant water depth and long sailing distances. Exploration and production operators in the North Sea market are typically large and well-capitalized entities (such as major oil companies and state-owned oil companies), in large part because of the significant financial commitment required in this market. Projects in the region tend to be fewer in number, but larger in scope, with longer planning horizons, than projects in regions with less demanding environments, such as the Gulf of Mexico. Consequently, vessel demand in the North Sea has generally been steadier and less susceptible to abrupt swings than vessel demand in other regions.

     This market can be broadly divided into three areas: (1) exploration, (2) production platform support and (3) field development or construction. The primary demand for AHTS vessels is in support of the more volatile exploration segment of the market. While supply vessels support the exploration segment, they also support the production and field construction segments, which generally are not affected by frequent short-term swings in demand. However, since AHTS vessels are capable of performing in a supply role, the availability of AHTS vessels during prolonged periods of weakness in the exploration segment, as was experienced during 1999 and the first half of 2000, can put downward pressure on PSV demand.

     Our North Sea fleet is oriented toward PSVs which work in the more stable segments of production platform support and field development or construction, and includes 23 owned and bareboat chartered vessels (19 PSVs, 2 AHTS vessels, and 2 specialty vessels (SpVs)) and 7 managed vessels (3 PSVs and 4 SpVs). Onshore bases in Aberdeen, Scotland and Liverpool, England support these vessels.

     The supply of vessels to the region has been a function of new-build vessels delivered to the market and the migration of vessels to other markets, either permanently or for temporary assignments. The demand for existing vessels outside of the North Sea and the expanded role for deepwater projects in worldwide locations left the North Sea fleet largely in balance through the end of 1998. As oil and gas activity levels declined after the precipitous oil price drop in 1998-1999 and a number of new-build vessels entered the market in advance of new deepwater drilling rigs which had been delayed, an excess of supply resulted and caused day rates and utilization to fall. The excess supply began to be absorbed in 2000 as vessels moved out of the North Sea in support of drilling rigs in other deepwater markets and as activity levels improved in the region. Throughout the second half of 2000, many companies committed to a number of new-build vessels that operate in the region with deliveries scheduled from 2001 through 2003. These new-build vessels are generally designed to meet the expanding worldwide demand for deepwater support vessels.

THE SOUTHEAST ASIA MARKET

     We define the Southeast Asia market as offshore Asia bounded roughly on the west by the Indian subcontinent and on the north by China. This market includes offshore Brunei, Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. The design requirements for vessels in this market are generally similar to the requirements of the shallow water Gulf of Mexico. However, advanced exploration technology and rapid growth in energy demand among many Pacific Rim countries have led to more remote drilling locations, which has increased both the overall demand in this market and the technical requirements for vessels. We believe that a number of exploration and production projects planned or underway could increase the future demand for offshore marine services in the Southeast Asia market.

     The Southeast Asia market differs country by country, but the competitive environment is broadly characterized by a large number of small companies, in contrast to many of the other major offshore exploration and production areas of the world, where a few large operators dominate the market. Affiliations with local companies are generally necessary to maintain a viable marketing presence. Our management has been involved in the region since the mid-1970s, and we currently maintain long-standing business relationships with a number of local companies.

     Vessels in this market are typically smaller than those operating in certain other areas, such as the North Sea. Yet, the varying weather conditions, annual monsoons and long distances between supply centers in Southeast Asia have allowed for a variety of vessel designs to compete in this market, each suited for a particular set of operating parameters. Vessels designed for the Gulf of Mexico and other areas where moderate weather conditions prevail have historically made up the bulk of the Southeast Asian fleet. In the middle part of the 1990s there was pressure (most notably from Malaysia) to upgrade offshore vessel capabilities by establishing limits on the age of vessels working in certain countries' territorial waters and encouraging construction of new vessels designed particularly to operate in this region. Demand for new vessels is developing in the region where deepwater projects occur or where oil and natural gas companies employ larger fleets of vessels. This trend toward newer vessels is less likely to be a factor in vessel selection during a period of reduced expenditures, as was experienced in part of 1999 and during much of 2000.

     Changes in supply and demand have led at times, most recently during 1999, to an excess number of vessels in markets such as the Gulf of Mexico. It is possible that vessels currently located in the Arabian/ Persian Gulf area, West Africa or the Gulf of Mexico could relocate to Southeast Asia. Not all vessels currently located in those regions would be able to operate in Southeast Asia. Furthermore, transferring a vessel from the Gulf of Mexico to Southeast Asia would involve a significant cash and opportunity cost. Historically there has been some movement between these operating areas, but vessel movements have not been a major factor in the Southeast Asia vessel market.

     Indonesia is the only member of OPEC in the region. Oil and natural gas exploration activity in Indonesia has historically focused on oil exploration. Several large projects have now been identified that would exploit natural gas reserves. Indonesian-based operations utilize the largest number of service vessels in the region. Demand in Indonesia has seen a number of peaks and valleys during the past decade. In 1992, demand softened as exploration activities were reduced while some of the major oil companies renegotiated their production royalty and tax structures with local authorities. This reversed somewhat in 1993 and 1994, as some agreements were reached. However, in 1995, the oil companies pressed for further modifications to their production royalty and tax structures and reduced their exploration budgets, resulting in lower-than-expected activity in 1995 and only marginal improvement in 1996 and 1997. The market improved in early 1998 as part of a general improvement throughout Southeast Asia but turned lower in 1999 as a result of an overall worldwide slowdown in exploration and development expenditures. During 2000 as markets in other regions rebounded, this market lagged behind with several brief upturns only to be followed by contractions back to the previously reduced levels. At the end of the fourth quarter and continuing into the first half of 2001, activity levels in Southeast Asia have improved and both day rates and utilization have been consistently higher than at any time in the last two years.

     In the first quarter of 2000, we secured a two-year contract for one of the new-build vessels completed in 1999 to work for a major oil company in Indonesia. This development was important because it marked a shift from the historical demand of the commodity type vessels which have dominated this market in the past to newer, more technologically advanced service vessels. The efficiency of the vessel, compared to other vessels commonly found in the region, is the major factor leading to the acceptance of this vessel, despite its higher day rate.

THE BRAZILIAN MARKET

     Similar to the offshore marine services industry in the North Sea, the Brazilian market requires highly sophisticated vessels due to the harsh operating environment. We have experienced success in meeting the market requirements through owned, managed and bareboat chartered vessels and will look to our existing and new-build fleet to meet the expanding demand for vessels in this important market.

     Over the last two years, the Brazilian government has opened up the petroleum industry to private investment. The early bid rounds resulted in extensive commitments by international major oil companies and consortia of independents, which will explore the offshore blocks awarded in the lease sales. This has created a demand for deepwater AHTS vessels and PSVs in support of the drilling and exploration activities that has been met primarily from mobilization of vessels from other regions. During the first half of 2001 two of our managed vessels were contracted to a major operator for support on the initial and second wells in its drilling program. As this activity increases throughout 2001-2002 to meet the commitments of the oil companies to the Brazilian government, we believe that there will be a growing demand for offshore support vessels. Additional bid rounds have been announced by the Brazilian government, which could generate additional drilling activity and resultant vessel demand.

     The Seapower has been operating in Brazil since 1995 under a contract, which runs into October 2001 with Petroleo Brasiliero S.A. (Petrobras), the Brazilian national oil company. The Leopard Bay, an AHTS vessel built by Sanko Steamship Co. Ltd., and bareboat chartered by us for three years, began a three-year contract with Petrobras in November 1998. We exercised our option to extend the bareboat charter for this vessel for an additional two years during 2000. We contracted a third vessel, the Highland Scout, to Petrobras in January 2000 for an initial period of six months which was extended several times during the year. At the close of 2000, we executed a new contract for one year for this vessel at a day rate higher than the initial contract with Petrobras.

THE WEST AFRICAN MARKET

     During January 2000, we mobilized a bareboat-chartered vessel from the North Sea market to Equatorial Guinea under a two-year contract with a major international oil company. This marked our entry into this market, which we view as an important step for us in meeting the growing demand for deepwater capable vessels in the emerging West African market. Subsequent to the end of 2000, we mobilized one of our managed AHTS vessels to West Africa in support of a construction/cable installation program. One of the vessels acquired in the Sea Truck transaction is currently working off the coast of Namibia, under a bareboat charter that expires in April 2003, with an obligation of the charterer to purchase the vessel. The notable exploration successes publicized by both major oil companies and independents operating in the area lead us to believe that the market in this region has one of the highest potentials for attracting North Sea capable vessels. The heightened level of offshore expenditures has increased the demand for vessels to support drilling operations in this region, as evidenced by the increase in vessel contracts awarded in 1999-2000. We believe that further demand will be created for both AHTS vessels and PSVs as expenditures to further delineate and exploit the deepwater discoveries are initiated by international oil companies. We will look to our current fleet of vessels and our new-build vessels to meet the requirements of this market.

OUR FLEET

     Our existing fleet as of June 1, 2001, includes 49 vessels; 36 are owned by us, four are bareboat chartered from other owners and nine are under management for other owners. Since March 31, 2001, our fleet has increased by three vessels to 49 total vessels, as set forth under the caption "Business -- Our Fleet," due to: (1) the net addition of four vessels to be acquired from Sea Truck (a fifth vessel to be acquired is already managed by us), (2) our purchase of the Highland Patriot (ex Stirling Fyne) in April 2001 and (3) the expiration of management contracts relating to two vessels. Additionally, we have committed to the construction of nine new vessels in Norway. The following table summarizes information with respect to each of these vessels:

                                                                                      LENGTH    BHP      DWT
LOCATION                               VESSEL           TYPE      FLAG     DELIVERY   (FEET)    (A)      (B)
--------                         -------------------   ------   --------   --------   ------   ------   -----
OWNED VESSELS(36)
    North Sea..................  Highland Spirit        SpV        UK       1998       202      6,000   1,800
    North Sea..................  Highland Rover        LgPSV       UK       1998       236      5,450   3,200
    North Sea..................  Highland Drummer      LgPSV       UK       1997       221      5,450   3,115
    North Sea..................  Highland Piper        LgPSV       UK       1996       221      5,450   3,115
    North Sea..................  Highland Pride        LgPSV       UK       1992       265      6,600   3,075
    North Sea..................  Highland Star         LgPSV       UK       1991       265      6,600   3,075
    North Sea..................  Highland Warrior      LgPSV    Bermuda     1981       265      5,300   4,049
    North Sea..................  Highland Champion     LgPSV       UK       1979       265      4,800   3,910
    North Sea..................  Highland Legend        PSV        UK       1986       194      3,590   1,442
    North Sea..................  Highland Sprite        SpV        UK       1986       194      3,590   1,442
    North Sea..................  North Prince          LgPSV       UK       1978       259      6,000   2,717
    North Sea..................  North Vanguard        LgPSV     Norway     1990       265      6,600   4,000
    North Sea..................  North Fortune         LgPSV     Norway     1983       264      6,120   3,366
    North Sea..................  North Crusader         AHTS     Norway     1984       236     12,000   2,064
    North Sea..................  North Challenger      LgPSV     Norway     1997       221      5,450   3,115
    North Sea..................  Highland Pioneer      LgPSV       UK       1983       224      5,400   2,500
    North Sea..................  Highland Patriot      LgPSV       UK       1982       233      4,800   2,649
    North Sea..................  Stream Truck (c)      LgPSV     Norway     1998       276      9,600   4,320
    North Sea..................  Stout Truck (c)       LgPSV     Norway     1998       221      5,450   3,115
    North Sea..................  SafeTruck (c)         LgPSV       UK       1996       221      5,450   3,115
    North Sea..................  Sound Truck (c)       LgPSV     Norway     1983       265      6,120   3,370
    W. Africa..................  Zacharias (c)         LgPSV     Norway     1979       265      4,600   2,477
    Southeast Asia.............  Highland Guide        LgPSV       US       1999       218      4,640   2,800
    Southeast Asia.............  Sem Courageous        SmAHTS   Malaysia    1981       191      4,000   1,000
    Southeast Asia.............  Sem Valiant           SmAHTS   Malaysia    1981       191      4,000   1,000
    Southeast Asia.............  Seawhip               SmAHTS    Panama     1983       192      3,900   1,200
    Southeast Asia.............  Seawitch              SmAHTS    Panama     1983       192      3,900   1,200
    Southeast Asia.............  Sea Explorer          SmAHTS    Panama     1981       192      5,750   1,420
    Southeast Asia.............  Sea Diligent          SmAHTS    Panama     1981       192      4,610   1,219
    Southeast Asia.............  Sea Endeavor          SmAHTS    Panama     1981       191      4,000   1,000
    Southeast Asia.............  Sea Conquest          SmAHTS    Panama     1977       185      3,850   1,142
    Southeast Asia.............  Sea Searcher          SmAHTS    Panama     1976       185      3,850   1,215
    Southeast Asia.............  Sea Eagle             SmAHTS    Panama     1976       185      3,850   1,215
    Southeast Asia.............  Searunner             Crewboat  Panama     1982       120      2,720     126
    Brazil.....................  Highland Scout        LgPSV       US       1999       218      4,640   2,800
    Brazil.....................  Seapower               SpV      Panama     1974       222      7,040   1,205
NEWBUILD(9)(E)
    North Sea..................  Highland Fortress     LgPSV       UK       2001       236      5,450   3,700
    North Sea..................  Highland Navigator    LgPSV      TBD       2002       275      9,600   4,320
    North Sea..................  TBN UT 745            LgPSV      TBD       2002       275      9,600   4,320
    North Sea..................  TBN UT 755            LgPSV      TBD       2002       221      5,450   3,115
    North Sea..................  TBN UT 722L            AHTS      TBD       2002       260     16,320   2,000
    North Sea..................  TBN UT 755L           LgPSV      TBD       2003       236      5,450   3,700
    North Sea..................  TBN UT 755            LgPSV      TBD       2003       221      5,450   3,115
    North Sea..................  TBN UT 722L            AHTS      TBD       2003       260     16,320   2,000
    North Sea..................  TBN UT 722L            AHTS      TBD       2003       260     16,320   2,000

                                                                                      LENGTH    BHP      DWT
LOCATION                               VESSEL           TYPE      FLAG     DELIVERY   (FEET)    (A)      (B)
--------                         -------------------   ------   --------   --------   ------   ------   -----
BAREBOAT CHARTERED(4)
    North Sea..................  Mercury Bay           LgPSV    Bermuda     1998       221      5,450   3,115
    W. Africa..................  Monarch Bay           LgPSV    Bermuda     1998       221      5,450   3,115
    Brazil.....................  Leopard Bay            AHTS    Bermuda     1998       241     15,000   2,900
    North Sea..................  Torm Heron(d)          AHTS    Bermuda     1999       241     15,000   2,900
MANAGED(9)
    North Sea..................  Ace Nature            LgPSV    Bermuda     1999       276      9,600   5,425
    North Sea..................  Clwyd Supporter        SpV        UK       1984       266     10,700   1,400
    North Sea..................  Sefton Supporter       SpV        UK       1971       250      1,620   1,233
    Brazil.....................  Torm Kestrel          LgPSV    Bermuda     1998       221      5,450   3,115
    W. Africa..................  Portosalvo             AHTS       UK       1982       227     12,720   2,075
    North Sea..................  Waveny Castle         LgPSV       UK       1999       221      5,450   3,115
    North Sea..................  Waveny Fortress       LgPSV       UK       1999       221      5,450   3,115
    North Sea..................  Aker Symphony          SpV     Bahamas     1988       394      7,390   6,700
    North Sea..................  Laurentian             SpV     Bahamas     1983       264      6,960   3,060

---------------

Legend:      LgPSV -- Large platform supply vessel
             PSV -- Platform supply vessel
             AHTS -- Anchor handling, towing and supply vessel
             SmAHTS -- Small anchor handling, towing and supply vessel
             SpV -- Specialty vessel, including towing and oil spill response
             TBD -- To be determined
             TBN -- To be named
(a)          Brake horsepower.
(b)          Deadweight tons.
(c)          Part of Sea Truck acquisition.
(d)          Operated pursuant to 50/50 joint venture agreement with Torm
             U.K. Limited.
(e)          Vessel currently under construction in Norwegian shipyard.

FLEET AVAILABILITY

     A significant portion of our available fleet is committed under contracts of various terms, which represents a major improvement over the prior year at the same time and is indicative of the improving market conditions. The following table outlines the percentage of days under contract, excluding options, if any, on the part of the charterer, divided by available days in the period April 1 -- December 31, 2001, and for all of 2002 as of May 31, 2001, including the vessels to be acquired in the Sea Truck acquisition.

                                              APRIL 1-DECEMBER 31,
                                                2001 VESSEL DAYS     2002 VESSEL DAYS
                                              --------------------   ----------------
North Sea Based Fleet.......................         84.7%                49.6%
Southeast Asia Based Fleet..................         55.2%                 0.0%
Brazil Based Fleet..........................         82.2%                 2.8%
Overall Fleet...............................         75.0%                31.4%

                                  UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus supplement, Lehman Brothers Inc., UBS Warburg LLC, A.G. Edwards & Sons, Inc. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Under the underwriting agreement, each of the underwriters will agree to purchase from us the number of shares of common stock indicated in the following table:

                                                             NUMBER
UNDERWRITERS                                                OF SHARES
------------                                                ---------
Lehman Brothers Inc. .....................................
UBS Warburg LLC...........................................
A.G. Edwards & Sons, Inc. ................................
Stifel, Nicolaus & Company, Incorporated..................
                                                            ---------
          Total...........................................  3,000,000
                                                            =========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 450,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares described below. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to us to purchase the shares from us. On a per share basis, the underwriting fee is 5% of the public offering price.

                                                NO EXERCISE   FULL EXERCISE
                                                -----------   -------------
Per Share.....................................
          Total...............................

     Shares sold by the underwriters to the public will be offered at the price to the public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to           per share from the price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or
dealers at a discount of up to           per share from the price to public. If
all the shares are not sold at the price to public, the underwriters may change the offering price and the other selling terms.

     We and our executive officers and directors, have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining written consent of Lehman Brothers Inc. This agreement does not apply to any existing employee benefit plans, but otherwise the executive officers and directors have generally agreed not to:

     - offer, pledge, hedge, sell or contract to sell any common stock,

     - sell any option, right or warrant with respect to any shares of common stock

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant with respect to any shares of common stock,

     - lend or otherwise dispose or transfer any common stock, or

     - enter into any swap or other derivatives transaction that transfers, in whole or in part, any of the economic consequences of ownership of common shares, whether any such aforementioned transaction is to be settled by delivery of those shares or other securities, in cash or otherwise.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing the shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

     Our common stock is traded on the Nasdaq National Market under the symbol "GMRK."

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The underwriters have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business. Lehman Brothers Inc. is a subsidiary of Lehman Brothers Holdings Inc., which will beneficially own an approximate 18.1% interest in us after this offering, and, as a result, may be deemed to be our affiliate. Because Lehman Brothers Holdings, Inc. is the beneficial owner of more than 10% of our common equity, this offering is being conducted in compliance with NASD Conduct Rule 2720. Pursuant to that rule, the appointment of a qualified independent underwriter is not required in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the shares of our common stock.

     Two of our directors, David J. Butters and Robert B. Millard, are Managing Directors of Lehman Brothers Inc. The ownership and board representation of Lehman Brothers Holdings Inc. enables it to exercise substantial influence over the election of directors and other corporate matters requiring stockholder or board of directors approval.

     This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or selling group member and should not be relied upon by investors.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for us by Strasburger & Price, LLP, Houston, Texas, and for the underwriters by Andrews & Kurth, L.L.P., Houston, Texas.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference herein. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     Deloitte & Touche AS, independent auditors, have audited the consolidated carve-out financial statements of Sea Truck Holding AS shipping activities as of and for the year ended December 31, 2000, which is included in our Form 8-K/A filed June 13, 2001, as set forth in their report, which is incorporated by reference herein. The consolidated carve-out financial statements of Sea Truck Holding AS shipping activities are incorporated by reference in reliance on Deloitte & Touche AS's report, given on their authority as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus supplement, the attached prospectus and in the documents we have incorporated by reference contains "forward-looking statements." Forward-looking statements relate to our future plans, objectives, expectations and intentions and are not based on historical facts. Forward-looking statements may include, among other things, business strategy and expectations concerning industry conditions, market position, future operations, margins, profitability, liquidity and capital resources. You can generally identify these statements by the use of words such as "anticipate," "believe," "estimate," "expect," "intend" or similar expressions.

     These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks, many of which are outside our control, including, but not limited to, those discussed under the heading "Risk Factors." As a result, our actual results of operations may differ materially from those expressed or implied by any forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made. We will not update or revise any forward-looking statements unless the securities laws require us to do so.

                                    GLOSSARY

     AHTS means anchor handling, towing and supply. AHTS vessels are used to set anchors for drilling rigs and to tow mobile drilling rigs and equipment from one location to another. AHTS vessels with less than 10,000 brake horsepower are referred to as small AHTS vessels (SmAHTSs), and those with in excess of 10,000 brake horsepower are referred to as large AHTS vessels (LgAHTSs).

     FPSO refers to a floating production, storage and offloading vessel.

     PSV means platform supply vessel. PSVs serve drilling and production facilities and support offshore construction and maintenance work. They also have cargo handling capacity. Generally, PSVs range in size from 150' to 200' in length. Large PSVs (LgPSVs) range in size up to 276' in length.

     ROV means remotely-operated vehicle.

     SpV means specialty vessel. SpVs generally are designed to meet the requirements of specific contracts.

PROSPECTUS

                                  $125,000,000

                            GULFMARK OFFSHORE, INC.

     We may use this prospectus to offer the following securities for sale:

     - Common stock;

     - Preferred stock;

     - Debt securities which will rank equally and ratably with our senior debt; and

     - Warrants to purchase our common stock.

     We will provide the specific terms of the securities we are offering in supplements to this prospectus. A supplement may also update or change information contained in this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and any related prospectus supplements carefully before you invest in our securities.

     We may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents. We will identify any underwriters, dealers or agents involved in the sale of securities in the accompanying prospectus.

     Our common stock is traded on the Nasdaq National Market under the symbol "GMRK".

     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 4 BEFORE INVESTING IN OUR SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

                    The Prospectus is dated August 28, 2000.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission using a shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $125,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading "Where You Can Find More Information." This prospectus is preliminary and the information within may be changed when finalized.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    2
Where you Can Find More Information.........................    3
The Company.................................................    4
Forward-Looking Statements..................................    4
Risk Factors................................................    4
Use of Proceeds.............................................    9
Ratio of Earnings to Fixed Charges..........................    9
Description of Common Stock.................................    9
Description of Preferred Stock..............................   11
Description of Debt Securities..............................   12
Description of Warrants.....................................   19
Plan of Distribution........................................   21
Legal Matters...............................................   22
Experts.....................................................   22

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE PROSPECTUS.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the public reference rooms at the SEC's offices at the following locations:

        Judiciary Plaza              7 World Trade Center         Northwestern Atrium Center
           Room 1024                  New York, NY 10048             500 West Madison St.
     450 Fifth Street, NW                                                 Suite 1400
     Washington, DC 20549                                              Chicago, IL 60661

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We have filed a registration statement and related exhibits on Form S-3 with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and our securities. You may read the registration statement and exhibits without charge at the SEC's public reference rooms, you may access same at the SEC's web site described above, or you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to other documents on file with the SEC. Some information that we currently have on file is incorporated by reference and is an important part of this prospectus. Some information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the following documents that we have filed or may file with the SEC pursuant to the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1999(filed March 29, 2000); and

     - Current Report on Form 8-K dated April 10, 2000 (filed April 14, 2000);
       and

     - Current Report on Form 8-K dated May 10, 2000 (filed May 10, 2000); and

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (filed May 15, 2000); and

     - Current Report on Form 8-K dated August 7, 2000 (filed August 7, 2000);
       and

     - Current Report on Form 8-K dated August 8, 2000 (filed August 8, 2000);
       and

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (filed August 11, 2000); and

     - All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

        5 Post Oak Park, Suite 1170
        Houston, Texas 77027-3414
        (713) 963-9522
        Attention: Edward A. Guthrie

                                  THE COMPANY

     We are one of the largest operators of vessels providing marine support and transportation services to the offshore oil and natural gas industry. The services provided by our 50 vessel fleet include:

     - the transportation of drilling materials, supplies and personnel to offshore facilities and to drilling rigs;

     - the towing of drilling rigs from one location to another;

     - the support for the construction and removal of offshore pipelines and facilities; and

     - vessel management services for other offshore vessel shipowners.

     We have operations in four of the five major oil and natural gas exploration and development areas of the world:

     - The North Sea, where we operate 16 owned vessels, 2 bareboat chartered vessels and 16 managed vessels;

     - Southeast Asia, where we operate 12 owned vessels;

     - Brazil, where we operate 2 owned vessels and one bareboat chartered vessel; and

     - West Africa (Equatorial Guinea), where we operate one bareboat chartered vessel.

     We also operate vessels in other regions of the world to meet customer requirements.

     Our principal executive offices are located at 5 Post Oak Park, Suite 1170, Houston, Texas 77027-3414, and our telephone number at that address is (713) 963-9522.

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus and in the documents we have incorporated by reference contains, and any prospectus supplement may contain, "forward-looking statements." Forward-looking statements relate to our future plans, objectives, expectations and intentions and are not based on historical facts. Forward-looking statements may include, among other things, business strategy and expectations concerning industry conditions, market position, future operations, margins, profitability, liquidity and capital resources. You can generally identify these statements by the use of words such as "anticipate," "believe," "estimate," "expect," "intend" or similar expressions.

     These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks, many of which are outside our control, including, but not limited to, those discussed under the heading "Risk Factors" below. As a result, our actual results of operations may differ materially from those expressed or implied by any forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made. We will not update or revise any forward-looking statements unless the securities laws require us to do so.

                                  RISK FACTORS

     An investment in our securities involves significant risks. You should carefully consider the risk factors described below before deciding whether to invest in our securities. The risks and uncertainties described below are not the only ones we face. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus, before you decide to invest in our securities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

OUR BUSINESS RELIES ON THE OIL AND NATURAL GAS INDUSTRY.

     Demand for our services depends on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

     - prevailing oil and natural gas prices;

     - expectations about future prices;

     - the cost of exploring for, producing and delivering oil and natural gas;

     - the sale and expiration dates of available offshore leases;

     - demand for petroleum products;

     - current availability of oil and natural gas resources;

     - the rate of discovery of new oil and natural gas reserves in offshore areas;

     - local and international political and economic conditions;

     - technological advances; and

     - the ability of oil and natural gas companies to generate or otherwise obtain funds for capital.

     During recent years, the level of offshore exploration, development and production activity has been volatile. A decline in the worldwide demand for oil and natural gas or prolonged low oil or natural gas prices in the future would likely result in reduced exploration and development of offshore areas and a decline in the demand for offshore marine services. Any such decrease in activity is likely to reduce our day rates and our utilization rates and, therefore, could have a material adverse effect on our financial condition and results of operations.

AN INCREASED SUPPLY OF OFFSHORE SUPPORT VESSELS COULD REDUCE DAY RATES, UTILIZATION RATES AND OPERATING MARGINS.

     Charter rates for marine support vessels depend in part on the supply of vessels. Excess vessel capacity in the industry may occur in the event of any significant increase in the supply of offshore support vessels, which may result from:

     - refurbishing vessels that have been taken out of service,

     - converting vessels formerly dedicated to services other than offshore marine services,

     - constructing new vessels, or

     - moving vessels from one offshore market area to another.

     During the period 1996 to 1998, construction of vessels of the type operated by us for use in the North Sea has significantly increased. The addition of new capacity to the worldwide offshore marine fleet is likely to increase competition in those markets where we presently operate, which in turn, could reduce day rates, utilization rates and operating margins. If this increased vessel capacity does not result in the retirement of older vessels, and a prolonged period of low oil and natural gas prices occurs in the future, our financial condition and results of operations may be adversely affected.

GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS.

     We must comply with extensive government regulation in the form of international conventions, federal and state laws and regulations in jurisdictions where our vessels operate and/or are registered. These conventions, laws and regulations govern matters of environmental protection, worker health and safety, and the manning, construction and operation of vessels. We believe that we are in material compliance with all applicable environmental, health and safety laws and regulations. We are not a party to any pending litigation or similar proceeding, and we are not aware of any threatened litigation or proceeding which, if adversely determined, would have a material adverse effect on our financial condition or results of operations. However, the risks of incurring substantial compliance costs, liabilities and penalties for non-compliance are inherent in offshore marine operations. Compliance with environmental, health and safety laws increases our costs of doing business. Additionally, environmental, health and safety laws change frequently. Therefore, we are unable to predict the future costs or other future impact of environmental, health and safety laws on our operations. There is no assurance that we can avoid significant costs, liabilities and penalties imposed as a result of governmental regulation in the future.

OPERATING HAZARDS INCREASE OUR RISK OF LIABILITY; WE MAY NOT BE ABLE TO FULLY INSURE AGAINST THESE RISKS.

     Our operations are subject to various operating hazards and risks, including:

     - adverse weather conditions,

     - mechanical failure,

     - navigation errors,

     - collision, and

     - oil and hazardous substance spills.

     These risks present a threat to the safety of personnel and to our vessels, cargo, equipment under tow and other property, as well as the environment. We could be required to suspend our operations or request that others suspend their operations as a result of these hazards. Third parties may have significant claims against us for damages due to personal injury, death, property damage, pollution and loss of business.

     We maintain insurance coverage against the casualty and liability risks listed above. We believe our insurance is adequate, and we have never experienced a loss in excess of policy limits. However, we may not be able to renew or maintain our existing insurance coverage at commercially reasonable rates or at all. Additionally, there is no assurance that our insurance coverage will be adequate to cover future claims that may arise.

WE RELY ON FOREIGN OPERATIONS.

     During the past five years, we derived substantially all of our revenues from foreign sources. We therefore face risks inherent in conducting business internationally, such as:

     - legal and governmental regulatory requirements;

     - difficulties and costs of staffing and managing international operations;

     - language and cultural differences;

     - potential vessel seizure or nationalization of assets;

     - import-export quotas or other trade barriers;

     - difficulties in collecting accounts receivable and longer collection periods; political and economic instability;

     - imposition of currency exchange controls; and

     - potentially adverse tax consequences.

     In the past, these conditions or events have not materially affected our operations. However, we cannot predict whether any such conditions or events might develop in the future. Also, we organized our subsidiary structure and our operations in part based on certain assumptions about various foreign and domestic tax laws, currency exchange requirements, and capital repatriation laws. While we believe our assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusion. If our assumptions are incorrect, or if the relevant countries change or modify such laws or the current interpretation of such laws, we may suffer adverse tax and financial consequences, including the reduction of cash flow available to meet required debt service and other obligations. Any of these factors could materially adversely affect our international operations and, consequently, our business, operating results and financial condition.

WE ARE EXPOSED TO FOREIGN CURRENCY FLUCTUATIONS.

     We are exposed to currency fluctuations and exchange rate risks as a result of our foreign operations. To minimize the financial impact of these risks, we attempt to match the currency of operating costs with the currency of charter revenue. We occasionally enter into forward foreign exchange contracts to hedge specific foreign currency exposures, but we do not speculate in foreign currencies. Because we conduct a large portion of our operations in foreign currencies, any increase in the value of the U.S. dollar in relation to the value of applicable foreign currencies could adversely affect our operating revenues when translated into U.S. dollars. To date, currency fluctuations have not had a material impact on our financial condition or results of operations.

OUR FLEET OF OWNED VESSELS IS AGING, REQUIRING INCREASING CAPITAL EXPENDITURES.

     As of July 31, 2000, the average age of our 30 owned offshore support vessel fleet was approximately 14 years, categorized as follows:

     - the North Sea capable fleet, consisting of 18 vessels with an average age of 10 years; and

     - the standard fleet, consisting of 12 vessels with an average age of 20 years.

     Expenditures required for the repair, certification and maintenance of a vessel typically increase with vessel age. These expenditures may increase to a level at which they are not economically justifiable. We cannot assure you that we will have sufficient resources to maintain our fleet either by extending the economic life of existing vessels through major refurbishment or by acquiring new or used vessels.

COMPETITION COULD ADVERSELY AFFECT OUR BUSINESS.

     We operate in a competitive industry. The principal competitive factors in the marine support services industry include:

     - price, service and reputation of vessel operators and crews;

     - national flag preferences;

     - operating conditions;

     - suitability of vessel types;

     - vessel availability;

     - technical capabilities of equipment and personnel;

     - safety and efficiency;

     - complexity of maintaining logistical support; and

     - cost of moving equipment from one market to another.

     Many of our competitors have substantially greater resources than we have. Competitive bidding and downward pressures on profits and pricing margins could adversely affect our business, financial condition and results of operations.

WE HAVE A SIGNIFICANT AMOUNT OF DEBT.

     We have significant indebtedness and will require substantial cash flow to meet our debt service requirements. At June 30, 2000, our total indebtedness was approximately $130.2 million. After this offering, we may have increased indebtedness. A high level of indebtedness will affect our future operations in several ways, including the following:

     - A substantial amount of our cash flow from operations is dedicated to the payment of interest on our indebtedness and is not available for other purposes.

     - We may be more vulnerable to general adverse economic and industry conditions than some of our competitors who have less debt, and therefore, we may be at a competitive disadvantage.

     - Covenants in our debt obligations require us to meet certain financial tests and limit our ability to borrow additional funds, make certain capital expenditures, or sell assets.

     - We may experience difficulties in obtaining additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes.

     Our ability to meet our debt obligations will depend on our future performance. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds of an equity offering. There is no assurance that additional indebtedness or equity financing will be available to us in the future for the refinancing or repayment of existing indebtedness, nor can we give any assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale.

WE HAVE A CONTINGENT LIABILITY FOR THE OPERATIONS OF OUR PREDECESSOR.

     GulfMark was formed as a spin-off from our predecessor and began separate trading on May 1, 1997. The assets remaining with the predecessor included a domestic erosion control business known as "Ercon" and an investment in the common stock of EVI, Inc. (now known as Weatherford, Inc.). In effecting the spin-off, we agreed to indemnify our predecessor, Weatherford and certain of their affiliates against:

     - liabilities for all past and future claims and litigation against Weatherford or our predecessor stemming from the predecessor's or our offshore marine services operations;

     - liabilities for claims and litigation against Weatherford, our predecessor, or its current or past subsidiaries and affiliates, including Ercon, arising out of acts or omissions prior to May 1, 1997; and

     - any tax liabilities in the event the spin-off and related transactions are determined to be taxable.

     We have established a reserve on our financial statements which we believe is adequate to cover the contingent liabilities that may arise under the indemnity. However, there is no assurance that the reserve is adequate. Any future successor of GulfMark would be required to assume these indemnity obligations, which may have the effect of delaying, deferring or preventing a change of control of GulfMark.

CONTROL BY OUR AFFILIATES MAY LIMIT THE ABILITY OF STOCKHOLDERS TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL.

     As of August 18, 2000, Lehman Brothers Holdings, Inc. beneficially owned approximately 24.88%, and Estabrook Capital Management Inc. beneficially owned approximately 17.62%, of the issued and outstanding shares of our common stock. The Chairman of the Board of Directors and one additional director of GulfMark are employees of Lehman Brothers, Inc., which is an affiliate of Lehman Brothers Holdings, Inc. The ownership and board representation of Lehman Brothers Holdings, Inc. enables it to exercise substantial influence over the election of directors and other corporate matters requiring stockholder or board of directors approval. This concentration of ownership may also have the effect of delaying or preventing a change of control.

WE DEPEND ON KEY PERSONNEL.

     We depend to a significant extent upon the efforts and abilities of our executive officers and other key management personnel. There is no assurance that these individuals will continue in such capacity for any particular period of time. The loss of the services of one or more of our executive officers or key management personnel could adversely affect our operations.

                                USE OF PROCEEDS

     Unless we state otherwise in a prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include the repayment of debt, acquisitions, capital expenditures and working capital. We may temporarily invest funds we receive from the sale of the securities that we do not immediately need for these purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for the years indicated below was as follows:

            YEARS ENDED DECEMBER 31,               6 MONTHS ENDED
------------------------------------------------   --------------
1995                   1996   1997   1998   1999   JUNE 30, 2000
----                   ----   ----   ----   ----   --------------
1.1                    2.3    3.1    3.5    1.1          (a)

---------------

(a) Earnings were insufficient to cover fixed charges and fixed charges exceeded earnings by approximately $0.7 million.

     Our ratios of earnings to fixed charges are calculated as follows:

     - "earnings," which consist of consolidated income or loss from continuing operations plus income taxes, minority interest and fixed charges, except capitalized interest; and

     - "fixed charges," which consist of consolidated interest on indebtedness, including capitalized interest, amortization of debt discount and issuance cost, and the estimated portion of rental expense deemed to be equivalent to interest.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     Our certificate of incorporation authorizes us to issue up to 15,000,000 shares of common stock, par value $0.01 per share, and up to 2,000,000 shares of preferred stock, without par value. As of August 28, 2000, an aggregate of 8,161,399 shares of common stock and no shares of preferred stock were outstanding. Our common stock is listed on the Nasdaq National Market under the symbol "GMRK."

VOTING RIGHTS

     Holders of common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders. Holders of common stock do not have any cumulative voting rights.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON BOARD OF DIRECTORS; SIZE OF THE BOARD

     Our directors may be removed, with or without cause, by vote of the holders of a majority of the shares then entitled to vote at an election of directors. Vacancies in a directorship or newly created directorships resulting from an increase in the number of directors may be filled by the vote of a majority of the remaining directors then in office, even though less than a quorum. Any director elected to fill a vacancy on the board serves for the remainder of the full term of the class of directors in which the new directorship was created or in which the vacancy occurred. The number of directors is fixed from time to time by the board, but shall not be less than 3 nor more than 15 persons.

SPECIAL MEETINGS OF THE STOCKHOLDERS

     Our bylaws provide that special meetings of stockholders may be called only by our chairman or by a vote of the majority of our board of directors. Our stockholders do not have the power to call a special meeting.

DIVIDENDS

     Subject to any preferences that may be applicable to any then-outstanding shares of preferred stock, holders of common stock are entitled to receive dividends at such times and amounts as may be declared by our board of directors. We do not intend to pay cash dividends on our common stock in the foreseeable future. Certain of our financing arrangements restrict the payment of cash dividends.

LIQUIDATION OR DISSOLUTION

     In the event we liquidate, dissolve, or wind up our affairs, prior to any distributions to the holders of our common stock, our creditors and the holders of our preferred stock, if any, will receive any payments to which they are entitled. Subsequent to those payments, the holders of our common stock will share ratably, according to the number of shares held, in our remaining assets, if any.

OTHER PROVISIONS

     Shares of our of common stock are not redeemable and have no subscription, conversion or preemptive rights.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is American Stock Transfer Trust Company.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     We are a Delaware corporation. Certain Delaware laws are designed in part to make it more difficult and time consuming for a person to obtain control of our company. These provisions reduce the vulnerability of our company to an unsolicited takeover proposal. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of our company.

     We have summarized certain provisions of our certificate of incorporation and bylaws below, but you should read our certificate of incorporation and bylaws for a more complete description of the rights of holders of our common stock.

LIMITATION OF DIRECTORS LIABILITY

     Our certificate of incorporation contains provisions eliminating the personal liability of our directors to us and our stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law and our certificate of incorporation, our directors will not be liable for a breach of his or her duty except for liability for:

     - a breach of his or her duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - dividends or stock repurchases or redemptions that are unlawful under Delaware law; and

     - any transaction from which he or she receives an improper personal benefit.

     These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. In addition, these provisions limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

     As a result of these provisions in our certificate of incorporation, our stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties. However, our stockholders may obtain injunctive or other equitable relief for these actions. These provisions also reduce the likelihood of derivative litigation against directors that might benefit us.

DELAWARE SECTION 203

     As a Delaware corporation we are subject to Section 203 of the Delaware General Corporation Law. Section 203 imposes a three-year moratorium on the ability of Delaware corporations to engage in a wide range of specified transactions with any "interested stockholder." An interested stockholder includes, among other things, any person other than the corporation and its majority-owned subsidiaries who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. However, the moratorium will not apply if, among other things, the transaction is approved by:

     - the corporation's board of directors prior to the date the interested stockholder became an interested stockholder; or

     - the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

     We have approved the acquisition by Lehman Brothers Holdings, Inc. of its shares of our common stock. Therefore, Lehman is not subject to the restrictions under Section 203.

                         DESCRIPTION OF PREFERRED STOCK

     Our certificate of incorporation authorizes us to issue, without stockholder approval, up to 2,000,000 shares of preferred stock, without par value. As of the date of this prospectus, we have not issued any preferred stock. Our board of directors may from time to time authorize us to issue one or more series of preferred stock and may fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series.

     Thus, our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. Also, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

     The particular terms of any series of preferred stock that we offer with this prospectus will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

     - the designation of the series, which may be by distinguishing number, letter and title;

     - the number of shares of the series;

     - the price at which the preferred stock will be issued;

     - the dividend rate, if any, or the method of calculation, including whether dividends shall be cumulative or non-cumulative;

     - the dates at which dividends, if any, shall be payable;

     - the redemption rights and price or prices, if any;

     - the terms and amount of any sinking fund;

     - the liquidation preference per share;

     - whether the shares of the series shall be convertible, and if so,

     - the specification of the securities into which such preferred stock is convertible;

     - the conversion price or prices or rate or rates, and any adjustments thereof,

     - the dates as of which such shares shall be convertible, and

     - all other terms and conditions upon which such conversion may be made;

     - restrictions on the issuance of shares of the same series or of any other class or series;

     - the voting rights, if any.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     We may issue debt securities from time to time in one or more series. The following description, together with any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus and any related indentures. Unless otherwise indicated in the applicable prospectus supplement, we will issue the debt securities under an indenture dated June 8, 1998, between us and State Street Bank and Trust Company, as trustee. The indenture is an exhibit to the registration statement of which this prospectus is a part.

     We have summarized below some of the provisions that will apply to the debt securities unless the applicable prospectus supplement provides otherwise. The summary may not contain all information that is important to you. The indenture and any supplemental indenture have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the indenture and any supplemental indenture. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

     We will describe the specific terms of the series of debt securities being offered in the related prospectus supplement. These terms will include some or all of the following:

     - the designation or title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the percentage of the principal amount at which debt securities will be issued;

     - the terms relating to the subordination of the debt securities;

     - whether any of the debt securities are to be issuable as a global security and whether global securities are to be issued in temporary global form or permanent global form;

     - the person to whom any interest on the debt security will be payable if other than the person in whose name the debt security is registered on the record date;

     - the date or dates on which the debt securities will mature;

     - the rate or rates of interest, if any, that the debt securities will bear, or the method of calculation of the interest rate or rates;

     - the date or dates from which any interest on the debt securities will accrue, the dates on which any interest will be payable and the record date for any interest payable on any interest payment date;

     - the place or places where payments on the debt securities will be payable;

     - whether we will have the right or obligation to redeem or repurchase any of the debt securities, and the terms applicable to any optional or mandatory redemption or repurchase;

     - the denominations in which the debt securities will be issuable;

     - any index or formula used to determine the amount of payments on the debt securities;

     - the portion of the principal amount of the debt securities that will be payable if there is an acceleration of the maturity of the debt securities, if that amount is other than the principal amount;

     - the terms of any guarantee of the payment of amounts due on the debt securities;

     - any restrictive covenants for the benefit of the holders of the debt securities;

     - the events of default with respect to the debt securities; and

     - any other terms of the debt securities.

PRIORITY OF THE DEBT SECURITIES

     The debt securities will be our general unsecured obligations and will rank pari passu (i.e., equally and ratably) with all of our other senior unsecured and unsubordinated indebtedness. The debt securities will be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. In the event of insolvency, our creditors who are holders of secured indebtedness, as well as some of our general creditors, may recover more, ratably, than the holders of the debt securities.

     With respect to any offering of debt securities, we will describe in the accompanying prospectus supplement or the information incorporated by reference the approximate amount of our outstanding indebtedness as of the end of our most recent fiscal quarter.

GUARANTEES

     One or more of our subsidiaries, as guarantors, may guarantee our obligations under the debt securities. Any such guarantee will fully and unconditionally guarantee our obligations under the debt securities on a joint and several basis subject to the limitation described in the next paragraph. If we default in payment of the principal of, or premium, if any, or interest on, the debt securities, the guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payments. The prospectus supplement for a particular issue of debt securities will describe any subsidiary guarantors and any material terms of the guarantees for such securities.

     Each guarantor's obligations will be limited to the lesser of the following amounts:

     - the aggregate amount of our obligations under the debt securities and the indenture; and

     - the amount, if any, which would not have rendered such guarantor "insolvent" under Federal or New York law, or have left it with unreasonably small capital, at the time it entered into the guarantee.

     Each guarantor that makes a payment or distribution under its guarantee shall be entitled to contribution from each other guarantor in a pro rata amount based on the net assets of each guarantor.

FORM AND DENOMINATIONS

     The debt securities will be issued in fully registered form and in denominations of $1,000 and integral multiples thereof, unless otherwise specified in a prospectus supplement.

TRANSFER AND EXCHANGE

     You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

     You may exchange or transfer debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform these tasks ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar."

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

     If we redeem less than all of the debt securities, we may block the transfer or exchange of debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. Additionally, we may refuse to register transfers or exchanges between a record date and the next succeeding interest payment date.

REDEMPTION

     Unless otherwise provided in the applicable prospectus supplement, we may redeem the debt securities at our option on the terms set forth in the indenture. Upon the occurrence of either a change of control (as defined in the indenture) or certain asset sales for which we have sale proceeds exceeding $10 million which are not timely applied toward repayment of debt or investment in other assets useful to our business, as described in the indenture, we are required to offer to purchase outstanding debt securities, in whole or in part.

PAYMENT AND PAYING AGENTS

     Unless otherwise provided in a prospectus supplement, we will pay interest to you on June 1st and December 1st if you are a direct holder listed in the trustee's records at the close of business on May 15th and November 15th, respectively, even if you no longer own the security on the interest due date. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the record date. The most common manner is to adjust the sale price of the debt securities to allocate interest fairly between buyer and seller. This allocated interest amount is called "accrued interest."

     We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee. We may also choose to pay interest by mailing checks.

INTEREST RATES AND DISCOUNTS

     The debt securities will earn interest at a fixed or floating rate or rates for the period or periods of time specified in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the debt securities will bear interest on the basis of a 360-day year consisting of twelve 30-day months.

     We may sell debt securities at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Federal income tax consequences and special considerations that apply to any series will be described in the applicable prospectus supplement.

GLOBAL SECURITIES

     We may issue the debt securities in whole or in part in the form of one or more global securities. A global security is a security, typically held by a depositary such as the Depository Trust Company, that represents the beneficial interests of a number of purchasers of such security. We may issue the global securities in either temporary or permanent form. We will deposit global securities with the depositary identified in the prospectus supplement. A global security may be transferred as a whole only as follows:

     - by the depositary to a nominee of the depositary;

     - by a nominee of the depositary to the depositary or another nominee of the depositary; or

     - by the depositary or any nominee to a successor depositary or any nominee of the successor.

     We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in a prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

     After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by such global security to the accounts of persons that have accounts with such depositary ("participants"). The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. If we offer and sell the debt securities directly or through agents, either we or our agents will designate the accounts. Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary and its participants.

     We and the trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Principal, any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee as the registered owner of such global security.

     Unless otherwise indicated in the applicable prospectus supplement, owners of beneficial interests in a global security will be entitled to have the debt securities represented by such global security registered in their names and will be entitled to receive physical delivery of such debt securities in definitive form upon the terms set forth in the indenture. The laws of some states require that certain purchasers of securities take physical delivery of the securities. Such laws may impair the ability to transfer beneficial interests in a global security.

     We expect that the depositary or its nominee, upon receipt of any payments, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary's or its nominee's records. We also expect that payments by participants to owners of beneficial interests in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

     If the depositary is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within ninety days, we will issue individual debt securities in exchange for such global security. In addition, we may at any time in our sole discretion determine not to have any of the debt securities of a series represented by global securities and, in such event, will issue debt securities of such series in exchange for such global security.

     Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. No such person will be liable for any delay by the depositary or any of its participants in identifying the owners of beneficial interests in a global security, and we, the trustee and any paying agent may conclusively rely on instructions from the depositary or its nominee for all purposes.

COVENANTS

     With respect to each series of debt securities, we will be required to:

     - pay the principal of, and interest and any premium on, the debt securities when due;

     - maintain a place of payment;

     - deliver certain periodic reports to the holders of the debt securities at the times set forth in the indenture;

     - provide to the trustee within 90 days after the end of each fiscal year a certificate regarding our compliance with the obligations and covenants in the indenture; and

     - pay any material taxes.

The indenture for the debt securities contains covenants limiting our ability, or the ability of our subsidiaries, to:

     - incur additional debt (including guarantees);

     - make certain payments;

     - engage in other business activities;

     - issue other securities;

     - dispose of assets;

     - enter into certain transactions with our subsidiaries and other affiliates;

     - incur liens; and

     - enter into certain mergers and consolidations involving us and our subsidiaries.

     Any additional covenants will be described in the applicable prospectus supplement.

     Unless we state otherwise in the applicable prospectus supplement, we will agree not to consolidate with or merge into any individual, corporation, partnership or other entity (each, a "person") or sell, lease, convey, transfer or otherwise dispose of all or substantially all of our assets to any person, or permit any person to consolidate or merge into us or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to us unless:

     - the person formed by or surviving the consolidation or merger (if not us), or to which the sale, lease, conveyance, transfer or other disposition is to be made is a corporation, limited liability company or partnership organized and existing under the laws of the United States or any state or the District of Columbia, and the person assumes by supplemental indenture in a form satisfactory to the trustee all of our obligations under any indenture;

     - immediately before and after giving effect to the transaction and treating any debt that becomes an obligation of ours or of any of our subsidiaries as having been incurred by us or our subsidiary at the time of the transaction, no default or event of default shall have occurred and be continuing; and

     - the entity formed by or surviving such transaction (if not us) will have a certain net worth and will be able to incur additional indebtedness under the indenture after giving effect to the transaction.

EVENTS OF DEFAULT

     Unless we state otherwise in the applicable prospectus supplement, an "event of default" with respect to the debt securities under any indenture means:

     - our default for 30 days in payment of any interest on the debt securities;

     - our default in payment of any principal or premium on the debt securities of the series upon maturity or otherwise;

     - our default in the observance of certain covenants as set forth in the indenture;

     - our default, for 30 days after delivery of written notice, in the observance or performance of other covenants;

     - our default in the payment of our other indebtedness;

     - bankruptcy, insolvency or reorganization events relating to us or our subsidiaries;

     - the entry of a judgment in excess of the amount specified in the indenture or any supplemental indenture against us or such significant subsidiary which is not covered by insurance and not discharged, waived or stayed; or

     - any other event of default included in the indenture or any supplemental indenture and described in the prospectus supplement.

     The consequences of an event of default, and the remedies available under the indenture or any supplemental indenture, will vary depending upon the type of event of default that has occurred.

     Unless we state otherwise in the applicable prospectus supplement, if an event of default with respect to any debt securities has occurred and is continuing, then either the trustee or the holders of at least 25% of the principal amount specified in the indenture or any supplemental indenture of the outstanding debt securities may declare the principal of all the affected debt securities and interest accrued to be due and payable immediately.

     Unless we state otherwise in the applicable prospectus supplement, if an event of default with respect to any debt securities has occurred and is continuing and is due to a bankruptcy, insolvency or reorganization event relating to us, then the principal (or such portion of the principal as is specified in the terms of the debt securities) of and interest accrued on all debt securities then outstanding will become due and payable automatically, without further action by the trustee or the holders.

     Under conditions specified in the indenture and any supplemental indenture, the holders of a majority of the principal amount of the debt securities may annul or waive certain declarations and defaults described above. These holders may not, however, waive a continuing default in payment of principal of (or premium, if any) or interest on the debt securities.

     The indenture provides that subject to the duty of the trustee during a default to act with the required standard of care, the trustee has no obligation to exercise any right or power granted to it under the indenture at the request of holders of debt securities unless the holders have indemnified the trustee. Subject to the provisions in the indenture and any supplemental indenture for the indemnification of the trustee and other limitations specified therein, the holders of a majority in principal amount of the outstanding debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities.

     If you hold debt securities, you will not be permitted under the terms of the indenture or any supplemental indenture to institute any action against us in connection with any default (except actions for payment of overdue principal, premium, or interest or other amounts) unless:

     - you have given the trustee written notice of the default and its continuance;

     - holders of not less than 25% in principal amount of the debt securities issued under the indenture have made a written request upon the trustee to institute the action and have offered the trustee reasonable indemnity;

     - the trustee has not instituted the action within 60 days of the request; and

     - during such 60-day period, the trustee has not received directions inconsistent with the written request by the holders of a majority in principal amount of the outstanding debt securities issued under the indenture.

DEFEASANCE PROVISIONS APPLICABLE TO THE DEBT SECURITIES

     Unless otherwise specified in a prospectus supplement, under the indenture or any supplemental indenture, we, at our option,

     - will be discharged from our obligations in respect of the debt securities under the indenture (except for certain obligations relating to the trustee and obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) or

     - need not comply with certain restrictive covenants of the indenture or supplemental indenture,

in each case, if we irrevocably deposit, in trust with the trustee, money or U.S. government obligations which through the payment of interest and principal will provide money sufficient to pay all the principal of, and interest and premium, if any, on, the debt securities on the dates on which such payments are due. We must also specify whether the debt securities are being defeased to maturity or to a particular redemption date.

     To exercise the above option, no default or event of default shall have occurred or be continuing on the date of such deposit, and such defeasance must not result in a breach of or constitute a default under any material agreement to which we are bound. We also must deliver a certificate stating that the deposit was not made with the intent of preferring holders of the debt securities over our other creditors. In addition, we must deliver to the trustee an opinion of counsel that:

     - the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes and, in the case of a discharge pursuant to the first bullet point above, the opinion will be accompanied by a private letter ruling to that effect from the IRS or a revenue ruling concerning a comparable form of transaction to that effect published by the IRS,

     - after the 91st day following the deposit, the funds will not be subject to the effect of any applicable bankruptcy, insolvency or similar laws, and

     - all conditions precedent relating to the defeasance have been complied with.

MODIFICATION AND WAIVER

     We and the trustee may, without the consent of holders, modify provisions of the indenture for certain purposes, including, among other things, curing ambiguities and maintaining the qualification of the indenture under the Trust Indenture Act. Under the indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities affected by the modification. However, unless indicated otherwise in the applicable prospectus supplement, the provisions of the indenture may not be modified without the consent of each holder of debt securities affected thereby if the modification would:

     - reduce the principal of or change the stated maturity of any such debt securities;

     - waive certain provisions regarding redemption in a manner adverse to the rights of any holder of such debt securities;

     - reduce the rate of or change the time for payment of interest on such debt securities;

     - waive a default in the payment of principal or interest on such debt securities;

     - change the currency in which any of such debt securities are payable;

     - waive a redemption payment with respect to such debt securities (other than as specified in the indenture); or

     - change the provisions of the indenture regarding waiver and amendment.

THE TRUSTEE

     We will include information regarding the trustee in the prospectus supplement relating to any series of debt securities. If any event of default shall occur (and be continuing) under the indenture or any supplemental indenture, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will be under no obligation to exercise any of its powers at the request of any of the holders of the debt securities, unless the holders shall have offered the trustee reasonable indemnity against the costs, expenses and liabilities it might incur. The indenture, any supplemental indenture, and the provisions of the Trust Indenture Act incorporated by reference thereby, contain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims or to realize on property received by it in respect of any claims as security or otherwise.

                            DESCRIPTION OF WARRANTS

     We summarize below some of the provisions that will apply to the warrants unless the applicable prospectus supplement provides otherwise. The summary may not contain all information that is important to you. The complete terms of the warrants will be contained in the applicable warrant certificate and warrant agreement. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the warrant certificate and the warrant agreement. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

GENERAL

     We may issue warrants to purchase common stock independently or together with other securities. The warrants may be attached to or separate from the other securities. We may issue warrants in one or more series. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will be our agent and will not assume any obligations to any holder or beneficial owner of the warrants.

     The prospectus supplement and the warrant agreement relating to any series of warrants will include specific terms of the warrants. These terms include the following:

     - the title and aggregate number of warrants;

     - the price or prices at which the warrants will be issued;

     - the amount of common stock for which the warrant can be exercised and the price or the manner of determining the price or other consideration to purchase the common stock;

     - the date on which the right to exercise the warrant begins and the date on which the right expires;

     - if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

     - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each other security;

     - any provision dealing with the date on which the warrants and related securities will be separately transferable;

     - any mandatory or optional redemption provision;

     - the identity of the warrant agent; and

     - any other terms of the warrants.

     The warrants will be represented by certificates. The warrants may be exchanged under the terms outlined in the warrant agreement. We will not charge any service charges for any transfer or exchange of warrant certificates, but we may require payment for tax or other governmental charges in connection with the exchange or transfer. Unless the prospectus supplement states otherwise, until a warrant is exercised, a holder will not be entitled to any payments on or have any rights with respect to the common stock issuable upon exercise of the warrant.

EXERCISE OF WARRANTS

     To exercise the warrants, the holder must provide the warrant agent with the following:

     - payment of the exercise price;

     - any required information described on the warrant certificates;

     - the number of warrants to be exercised;

     - an executed and completed warrant certificate; and

     - any other items required by the warrant agreement.

     If a warrant holder exercises only part of the warrants represented by a single certificate, the warrant agent will issue a new warrant certificate for any warrants not exercised. Unless the prospectus supplement states otherwise, no fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable.

     The exercise price and the number of shares of common stock for which each warrant can be exercised will be adjusted upon the occurrence of events described in the warrant agreement, including the issuance of a common stock dividend or a combination, subdivision or reclassification of common stock. Unless the prospectus supplement states otherwise, no adjustment will be required until cumulative adjustments require an adjustment of at least 1%. From time to time, we may reduce the exercise price as may be provided in the warrant agreement.

     Unless the prospectus supplement states otherwise, if we enter into any consolidation, merger, or sale or conveyance of our property as an entirety, the holder of each outstanding warrant will have the right to acquire the kind and amount of shares of stock, other securities, property or cash receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior to the occurrence of the event.

MODIFICATION OF THE WARRANT AGREEMENT

     The common stock warrant agreement will permit us and the warrant agent, without the consent of the warrant holders, to supplement or amend the agreement in the following circumstances:

     - to cure any ambiguity;

     - to correct or supplement any provision which may be defective or inconsistent with any other provisions; or

     - to add new provisions regarding matters or questions that we and the warrant agent may deem necessary or desirable and which do not adversely affect the interests of the warrant holders.

                              PLAN OF DISTRIBUTION

     We may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents. The related prospectus supplement will set forth the terms of each offering, including the name or names of any underwriters, the purchase price and proceeds to us from such sale, any underwriting discounts and other items constituting underwriters' compensation, the public offering price and any discounts or concessions allowed, reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

     We may distribute our securities from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Our prospectus supplement will describe the method of distribution.

     If underwriters are used in the sale, the underwriters may acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters without a syndicate. If an underwriting syndicate is used, the managing underwriter or underwriters will be named in the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all securities offered if any are purchased. Any public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

     If a dealer is used in an offering of securities, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of sale. The terms of the transaction will be set forth in a prospectus supplement.

     Commissions payable by us to any agent involved in the offer or sale of securities (or the method by which such commissions may be determined) will be set forth in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a best efforts basis.

     If so indicated in the prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to the conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable by us for solicitation of the contracts.

     Dealers and agents named in a prospectus supplement may be deemed to be underwriters of the securities within the meaning of the Securities Act of 1933. Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of business.

     As of the date of this prospectus, only our common stock is traded on the Nasdaq National Market. Except for our common stock, each security sold using this prospectus will have no established trading market. Any underwriters to whom securities are sold may make a market in the securities, but will not be obligated to do so and may discontinue their market making activities at any time. There can be no assurance that a secondary market will be created for any of the securities that may be sold using this prospectus or that any market created will continue.

                                 LEGAL MATTERS

     Griggs & Harrison, P.C., Houston, Texas, will pass upon certain legal matters relating to the validity of the common stock, preferred stock, debt securities and warrants.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                  [PHOTOS/MAP]

                                3,000,000 SHARES

                         [GULFMARK OFFSHORE, INC. LOGO]

                            GULFMARK OFFSHORE, INC.

                                  COMMON STOCK

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                           JUNE                , 2001
                          ----------------------------

                                LEHMAN BROTHERS

                                  UBS WARBURG

                           A.G. EDWARDS & SONS, INC.

                    STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                      LOGO